LAW OFFICE OF MICHAEL J. TAUGER
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 713-0363
Facsimile: (720) 489-1587
E-Mail: mjt@taugerlaw.com

March 11, 2008
Via Facsimile: (202) 772-9220

Mellissa Duru
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re: Platina Energy Group, Inc.
       Preliminary Information Statement filed on Schedule 14C
       Filed December 21, 2007
       Schedule 14C/A filed January 11, 2008
       File No. 0-28335

Dear Ms. Duru,

The following is in response to the Staff’s comment letter to us dated March 4, 2008 and is in response to Comment 1.

1.           The list of persons who voted to approve the actions taken and who constituted 57% of the votes entitled to be cast at a meeting of the Company’s shareholders was previously attached to our response to your Comment Letter of January 9, 2008.

2.           Rule 14a-2 (b)(1) of Regulation 14A provides an exemption from certain requirements and for the use of Schedule 14C for “Any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another’s behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention consent or authorization. Provided, however, that the exemption shall not apply to:

(i) The registrant or an affiliate or associate of the registrant (other than an officer or director of any person serving in a similar capacity).

(ii) An officer or director of the registrant or any person serving in a similar capacity engaging in a solicitation financed directly or indirectly by the registrant.”

3.           The solicitation for the votes for the applicable action to increase the authorized shares of registrant’s common stock did not seek a proxy for the action. The solicitation was by an officer or director of the registrant, but was not financed directly or indirectly by the registrant. None of the other exceptions, (iii) through (x) apply in this case. Accordingly, the exemption provided by Rule 14a-2 (b)(1) of Regulation 14A does apply and the registrant may utilize Schedule 14C.

If you have any questions or comments regarding the above, please do not hesitate to contact us.

Very truly yours,

Michael J. Tauger
/s/ Michael J. Tauger

cc: Blair Merriam, CEO
       Platina Energy Group, Inc.